Exhibit 10.1

August 12, 2013

Clifford Condon

223 Broadway

Suite 1005

New York, NY 10279

Dear Cliff,

Congratulations on this offer of a promotion to serve as Chief Research Officer reporting to George Colony at Forrester Research, Inc. We look forward to the continued contributions that you will make to the success of Forrester, and would like your new role as an officer of the company and executive team member to begin as soon as possible. Accordingly, the effective date of your role change will be October 1, 2013 provided you accept the following offer.

I am pleased to confirm the compensation increase associated with this promotion. If you accept this offer, your annualized base compensation will be $278,000.16 ($11,583.34 semi-monthly), less legally required deductions, paid in accordance with Forrester’s regular payroll practices (the “Base Salary”). In addition to the Base Salary, through December 31, 2013 you will be eligible (provided you are employed by Forrester on an active basis on the last day of the applicable fiscal quarter or year) for a Q4 2013 target bonus of $19,625.00 (annualized to be $78,500.00) in accordance with the Forrester Employee Bonus Plan. This Q4 target bonus is comprised of two components: 75% is a Company Performance Component and 25% is an Individual Performance Component. Please refer to the Forrester Employee Bonus Plan for additional information.

In addition, you will remain eligible for commissions pursuant to the 2013 VP, Events Sales Compensation Plan through December 31, 2013. At 100% performance against plan for Q4, this is projected to be $10,750.89. This amount may fluctuate based on actual performance again plan. Beginning January 1,2014, you will no longer be eligible for commissions under the VP, Events Sales Compensation Plan, and the commission component of your compensation structure will be rolled into your annual target bonus for 2014.

Effective January 1,2014, you will be eligible (provided you are employed by Forrester on an active basis on the last day of the applicable fiscal year) for an annual target bonus of $120,000.00. The actual amount of your bonus earned and payable annually, will be measured and determined by Forrester’s total company performance and other terms under and pursuant to the Company’s Amended and Restated Executive Cash incentive plan. If the Company over-performs on its financial measures in 2014, a bonus that is larger than the target bonus may be paid.

This leadership position is an exempt role and is not eligible for overtime. Your next compensation review is scheduled for January 2014. Increase of 3% guaranteed for January 2014, no further increases until January 2015, of approved.

In addition, recognizing you will be performing two functions white transitioning into your new role. Forrester will provide you with a “one-time” Q4 signing bonus of $10,000.00 (subject to applicable withholdings), payable on the first pay date following your start date in your new role.

Subject to approval of the Compensation and Nominating Committee of Forrester’s Board of Directors, you will be granted an option to purchase 10,000 shares of Forrester’s common stock with an exercise price equal to the closing price of Forrester common stock on the grant date pursuant to the Forrester Research, Inc. Amended and Restated 2006 Equity Incentive Plan (the “Plan”). During your employment, these options will vest over four years from the date of grant. This stock option grant will be awarded on October 1, 2013. The stock option grant will be subject to the terms and conditions of the Plan, as amended from time to time, and your stock option certificate of stock option agreement, as well as any other restrictions generally applicable to stock options, equity-based awards, and securities of the Company. Including without limitation the enclosed Stock Retention Guidelines.

Forrester Research, Inc.    60 Acorn Park Drive, Cambridge, MA 02140 USA    +1 617.613.5730

You will continue to be eligible to participate in Forrester’s employee benefit programs during your employment, consistent with the plan documents and Company policies. Forrester’s employee benefits are subject to change at any time.

Further, while you will continue to be based out of Forrester’s New York office, as Chief Research Officer, you are expected to spend significant time in Forrester’s other offices, including in Forrester’s office in Cambridge, MA. You will be accountable for the consistent management and communication of your calendar directly with your manager, the Executive Team, your direct reports and broader teams. The expenses for commuting to other Forrester offices should be submitted with your regular expense reports. In the event Forrester arranges for any corporate-owned accommodations, you will receive further instructions. In addition, you are permitted to expense no more than 12 round trip (NYC to Boston) train tickets per year, for use by your spouse.

Employment at Forrester is terminable at will. It is understood that your employment is for no definite term and that you may decide to resign from Forrester at any time without notice and without cause. It is also understood that Forrester, at its option, may terminate your employment at any time without notice or cause. It is further understood that no oral promises or guarantees are binding with the Company.

This offer is subject to the approval of Forrester’s board of directors and contingent upon satisfactory results of a background check, which will include but not necessarily, be limited to a check on your educational and criminal history, as well as your execution of the Forrester Confidentiality, Proprietary Rights and Non-Competition Agreement, a copy of which is enclosed.

This offer constitutes the entire agreement between you and Forrester and supersedes all prior understandings, negotiations and agreements, whether written or oral, between you and Forrester as to the subject matter covered by this offer letter, excluding only the Forrester Confidentiality, Proprietary Rights, and Non-Competition Agreement, the Plan, and any agreements or documents related to the option grant.

This offer will remain in effect until Friday, August 9, 2013 and may be accepted by countersigning where indicated at the end of this letter.

Once again, congratulations on this offer of a new leadership role! Please indicate your agreement by signing below and returning this letter along with the signed Forrester Confidentiality and Proprietary Rights and Non-Competition Agreement in the enclosed envelope.

The terms of this offer are strictly confidential.

Best,

/s/ Lucia Luce Quinn	/s/ Clifford Condon
Lucia Luce Quinn Chief People Officer	Clifford Condon

9-5-2013
Date

Enclosures (3)

Amended and Restated Executive Cash Incentive Plan

Forrester Employee Confidentiality, Proprietary Rights and Non-Competition Agreement

Stock Retention Guidelines